                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated herein by reference are the following documents:

1.   Exhibit 99.1: The consolidated financial statements of Tefron Ltd. for the year ended December 31, 2008, prepared in accordance with International
     Financial Reporting Standards, or IFRS, as issued by the International
     Accounting Standards Board, or IASB (the "2008 Financial Statements").
     These financial statements are included in this Form 6-K to reflect changes to notes 1d and 26 to the financials statements that were included in
     Tefron Ltd.'s Current Report on Form 6-K, submitted to with the Securities and Exchange Commission ("SEC") on January 19, 2010 ("January 6-K"). The
     2008 Financial Statements were originally included in Tefron Ltd.'s Annual
     Report on Form 20-F ("2008 20-F"). This Form 6-K does not attempt to modify or update any disclosure in the January 6-K, except to reflect certain changes to notes 1d and 26 to the financial statements and the corresponding change to the date of the audit letter of Tefron's auditors with respect to these notes. This Form 6-K should be read in conjunction with the January 6-K and the 2008 20-F and our other reports that we have submitted to the SEC.

2.   Exhibit 99.2: An unofficial translation of the unaudited consolidated financial statements of Tefron Ltd. for the nine month period ended
     September 30, 2009, prepared in accordance with IFRS as issued by IASB, which have been filed with the Israel Securities Authority. These financial statements are included in this Form 6-K to reflect the changes to the auditors review report and to notes 1b, 7c and 7d to the financial statements that were included in Tefron Ltd.'s Current Report on Form 6-K, filed with the SEC on January 19, 2010 ("Q3 6-K"). These financial statements are in addition to the third quarter 2009 results that were contained in a press release, dated November 30, 2009, and were submitted via Form 6-K. This Form 6-K does not attempt to modify or update any disclosure in the Q3 6-K, except to reflect the changes to the accountants'
     review report and to notes 1b, 7c and 7d to the financial statements and the corresponding change to the date of the review letter of Tefron's auditors with respect to these notes. This Form 6-K should be read in conjunction with the Q3 6-K and our other reports that we have submitted to the SEC.

3.   Exhibit 99.3: Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst &
     Young Global.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: February 23, 2010

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